SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of June 2021

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

This Form 6-K is being furnished to update the disclosure in the Form 6-K of Korea Electric Power Corporation (“KEPCO”), dated May 21, 2021 (the “Original Form 6-K”) regarding the resolution of the Board of Directors of KEPCO to close its shareholders’ registry from June 8, 2021 to June 15, 2021 to determine its shareholders entitled to vote in the upcoming extraordinary general meeting of shareholders (the “EGM”) and the notice that the shareholders who are registered in the KEPCO’s registry on June 7, 2021 will be entitled to exercise their voting rights at the EGM.

To meet the requirements under NYSE Listed Company Manual Sections 204.21 and 401.02, the record date for the owners of the American Depositary Shares of KEPCO (the “ADS Record Date”) will be June 14, 2021. Such owners as of the ADS Record Date will be entitled to exercise their voting rights at the EGM. The record date for all other shareholders of KEPCO shall remain as June 7, 2021 as we previously disclosed in the Original Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Park, Joo-soo
Name: Park, Joo-soo
Title: Corporate Vice President

Date: June 7, 2021